     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal. Capitalized terms not defined in this announcement have the respective meanings ascribed in such terms in the Offer to Purchase. The Offer is not being made to, nor will the Company accept tenders from, holders of Shares in any jurisdiction in which the Offer or its acceptance would violate that jurisdiction's laws. The Company is not aware of any jurisdiction in which the making of the Offer or the tender of Shares would not be in compliance with the laws of such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by Smith Barney Inc., or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                    NOTICE OF OFFER TO PURCHASE FOR CASH BY

                                TITAN WHEEL LOGO

                        TITAN WHEEL INTERNATIONAL, INC.
                   UP TO 5,000,000 SHARES OF ITS COMMON STOCK
                      AT A PURCHASE PRICE NOT GREATER THAN
                     $15.00 NOR LESS THAN $12.50 PER SHARE

     Titan Wheel International Inc., an Illinois corporation (the "Company"), invites its shareholders to tender up to 5,000,000 shares of its common stock, no par value per share (the "Shares"), to the Company at prices not greater than $15.00 nor less that $12.50 per Share in cash, specified by tendering shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 25, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MARCH 24, 1997, UNLESS THE OFFER IS EXTENDED.

     The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $15.00 nor less than $12.50 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 5,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $15.00 nor less than $12.50 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date (as defined below) at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer including the proration terms described below. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, March 24, 1997, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. The Company reserves the right, in its sole discretion, to purchase more than 5,000,000 Shares pursuant to the Offer. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to Harris Trust Company of New York (the "Depositary") of its acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

     Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 5,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such validly tendered Shares in the following order of priority:
(i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any Odd Lot Owner who tenders all such Shares beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this Preference) and who completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, and (ii) after purchase of all the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis.

     The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares. Furthermore, in light of the 4,530,240 Shares issued in December 1996 upon conversion of $56.6 million principal amount of the Company's 4 3/4% Convertible Subordinated Notes, the Board of Directors believes that the number of Shares currently outstanding is greater than is optimal. In the view of the Board of Directors, the Offer represents a significant acceleration of what would otherwise have been a continuing share repurchase program and an attractive investment and use of the Company's cash generation abilities that should benefit the Company and its shareholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase shareholder value.

     The Company anticipates setting March 31, 1997 as the record date for determining which shareholders will be entitled to receive payment of the next regular quarterly dividend. Since (unless the Offer is amended) the Expiration Date will occur before March 31, 1997, holders of Shares purchased in the Offer will not be entitled to receive any dividend declared by the Board of Directors of the Company to be paid to shareholders of record as of March 31, 1997.

     The Company expressly reserves the right at any time or from time to time, in its sole discretion, to extend the period of time during which the Offer is open by giving notice of such extension to the Depositary and making a public announcement thereof. Subject to certain conditions set forth in the Offer to Purchase, the Company also expressly reserves the right to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment.

     Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in the Offer to Purchase, may also be withdrawn after 12:00 Midnight, New York City time, on Monday, April 21, 1997. For a withdrawal to be effective, the Depositary must receive a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

     THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE SHAREHOLDERS DECIDE WHETHER TO ACCEPT OR REJECT THE OFFER AND, IF ACCEPTED, AT WHICH PRICE OR PRICES TO TENDER THEIR SHARES. These materials are being mailed to record holders of Shares and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for transmittal to beneficial owners of Shares.

     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference herein.

     Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Information Agent as set forth below.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                           (GEORGESON & COMPANY LOGO)
                           88 Pine Street, 30th Floor
                               Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers call collect (212) 440-9800

                   All others call toll-free: (800) 223-2064

                      THE DEALER MANAGER FOR THE OFFER IS:

                               SMITH BARNEY INC.

                              390 Greenwich Street
                            New York, New York 10013
                                 (800) 996-7920

February 25, 1997